CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-02791, 333-09395, 333-83799, 333-83801, 333-83803, 333-83805, 333-58646, 333-107404, and 333-125604 of Mesa Air Group, Inc. (the "Company") on Form S-8 and Registration Statement Nos. 333-108490, 333-115312, and 333-137382 on Form S-3 of our report dated January 12, 2009 relating to the financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the holders of the Company's Senior Convertible Notes having the option of requiring the Company to repurchase the Senior Convertible Notes on January 31, 2009 and February 10, 2009, respectively, for cash, stock, or a combination thereof, an explanatory paragraph relating to an action taken by Delta Airlines, Inc. to terminate the Company's code-share agreement covering the ERJ-145 aircraft, and an explanatory paragraph relating to the Company's significant code-sharing agreements, and of our report dated January 12, 2009 relating to the Company's internal control over financial reporting (which report expresses an adverse opinion because of a material weakness), appearing in the Annual Report on Form 10-K of Mesa Air Group, Inc. for the year ended September 30, 2008.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
January 12, 2009